UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549-1004






                                FORM U-9C-3



                   QUARTERLY REPORT PURSUANT TO RULE 58


               For the quarterly period ended June 30, 2002





                            Northeast Utilities
                            -------------------
                   (Name of registered holding company)





                    107 Selden Street, Berlin, CT 06037
                    -----------------------------------
                 (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333



                              GENERAL INSTRUCTIONS


A.   Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                     Percentage                       Activities
                  Energy                             of Voting                        reported
Name of           or Gas  Date of      State of      Securities        Nature of      during the
Reporting Co.     Related Organization Organization  Held              Business       period
----------------- ------- ------------ ------------- ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut   100% by           Unregulated       (A)
Enterprises, Inc.                                    Northeast         businesses
                                                     Utilities         holding
                                                                       company


Select            Energy  9/26/96      Connecticut   100% by           Invest in         (B)
Energy, Inc.                                         NU                energy-related
                                                     Enterprises, Inc. activities


Select            Energy  3/17/99      Connecticut   100% by           Invest in         (C)
Energy                                               NU                energy-related
Portland                                             Enterprises, Inc. activities
Pipeline, Inc.*


Northeast         Energy  1/4/99       Connecticut   100% by           Invest in         (D)
Generation                                           NU                energy-related
Services                                             Enterprises, Inc. activities
Company


Select Energy     Energy  6/19/90      Massachusetts 100% by           Invest in         (E)
Services, Inc.                                       NU                energy-related
                                                     Enterprises, Inc. activities


Reeds Ferry       Energy  7/15/64      New           100% by           Invest in         (F)
Supply Co., Inc.                       Hampshire     Select Energy     energy-related
                                                     Services, Inc.    activities


HEC/Tobyhanna     Energy  9/28/99      Massachusetts 100% by           Invest in         (G)
Energy Project,                                      Select Energy     energy-related
Inc.                                                 Services, Inc.    activities


Select Energy     Energy  10/12/94     Massachusetts 100% by           Invest in         (H)
Contracting, Inc.                                    Select Energy     energy-related
                                                     Services, Inc.    activities


Yankee Energy     Holding 2/15/00      Connecticut   100% by           Public            (I)
System, Inc.                                         Northeast         Utility
                                                     Utilities         Holding
                                                                       Company

Yankee Energy     Energy  7/2/93       Connecticut   100% by           Invest in         (J)
Services Company*                                    Yankee Energy     energy-related
                                                     System, Inc.      activities


R.M.              Energy  11/22/94     Connecticut   10% by            Invest in         (K)
Services, Inc.                                       Yankee Energy     energy-related
                                                     System, Inc.      activities


Acumentrics       Energy  09/13/00     Massachusetts 5% by             Invest in         (L)
Corporation                                          NU                energy-related
                                                     Enterprises, Inc. activities


ERI/HEC           Energy  09/30/00     Delaware      50% by            Invest in         (M)
EFA-Med, LLC                                         Select Energy     energy-related
                                                     Services, Inc.    activities


E.S. Boulos       Energy  01/19/01     Connecticut   100% by           Invest in         (N)
Company                                              Northeast         energy-related
                                                     Generation        activities
                                                     Services Company


NGS Mechanical    Energy  01/24/01     Connecticut   100% by           Provide           (O)
Company                                              Northeast         mechanical
                                                     Generation        construction
                                                     Services Company  and maintenance
                                                                       services


HEC/CJTS Energy   Energy  03/02/01     Delaware      100% by           Facilitate        (P)
Center LLC                                           Select Energy     construction
                                                     Services, Inc.    financing

Select Energy     Energy  02/13/96     Delaware      100% by Select    Invest in         (Q)
New York                                             Energy, Inc.      energy-related
                                                                       activities


(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, sells, markets and trades electricity, gas and oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Under the umbrella of the Select Energy brand, Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

      Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and
      Virginia.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D) Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

      MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(G) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract
      (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is in the electrical construction business in Maine. Boulos is registered to do business in Maine, Massachusetts, New Hampshire, and Vermont.

(O) NGS Mechanical Company (NGSM) performs mechanical construction and maintenance services. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any other activities.

(Q) Select Energy New York, Inc. (SENY) is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                             Person
Company        Type of      Principal                        to Whom     Collateral  Consideration  Company       Amount of
Issuing        Security     Amount of     Issue or  Cost of  Security    Given With  Received for   Contributing  Capital
Security       Issued       Security      Renewal   Capital  Was Issued  Security    Each Security  Capital       Contribution
-------------- ------------ ------------- --------  -------  ----------  ----------  -------------  ------------  ------------
                                                                                                    NU
Select                                                                                              Enterprises,
Energy, Inc.   N/A             N/A          N/A       N/A       N/A         N/A          N/A        Inc.          $50,000,000

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

R.M.
Services,
Inc.           No transactions this quarter.

Acumentrics
Corporation    No transactions this quarter.

ERI/HEC
EFA-Med, LLC   No transactions this quarter.

E.S. Boulos
Company        No transactions this quarter.

NGS Mechanical
Company        No transactions this quarter.

HEC/CJTS
Energy
Center LLC     No transactions this quarter.

Northeast
Utilities      No transactions this quarter.

Select
Energy
New York,
Inc.           No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  June 30, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services      $             18
Company                                                             ==================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services      $             13
                                                                    ==================
Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical services      $              3
Company                                                             ==================

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services      $            209
Company                                                             ==================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services      $          2,753
Company                                                             ==================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services      $          6,696
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                 $            251
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services      $            (29)
Company                                                             ==================

Northeast
Generation              Yankee Energy       Electrical and
Services                Services Company    Mechanical services      $             23
Company                                                             ==================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical services      $             94
                                                                    ==================

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  June 30, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous            $              4
                                                                    ==================

* 'Total Amount Billed' is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of 06/30/02  $6,877,034            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,031,555            line 2

Greater of $50 million or line 2                             $1,031,555 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $692,342
   Northeast Generation Services Company              28,548
   Select Energy Contracting, Inc.                    33,509
   Select Energy New York, Inc.                       36,699
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                      8,382
   E.S. Boulos Company                                 7,539
   R.M. Services, Inc.                                13,799
   NGS Mechanical Company                                 10
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    6
   HEC/CJTS Energy Center LLC                             10
                                                  -----------
   Current aggregate investment                                 830,851
                                                             -----------
     Elimination *                                               17,759
                                                             -----------
   Total current aggregate investment                           813,092 line 4
                                                             -----------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $218,463 line 5
                                                             ===========


*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.



ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line     Other           Other
of Energy-     Investment      Investment
Related        in Last         in This         Reason for Difference
Business       U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------  -------------   -------------   ------------------------

NONE



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------
A.   Financial Statements

     Select Energy, Inc.:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     Northeast Generation Services Company:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     Select Energy Contracting, Inc.:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     Reeds Ferry Supply Co., Inc.:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     HEC/Tobyhanna Energy Project, Inc.:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     Yankee Energy Services Company:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     ERI/HEC EFA-Med, LLC:
       Not available as of June 30, 2002

     E. S. Boulos Company:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     NGS Mechanical Company:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     Northeast Utilities (Parent):
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of June 30, 2002
      Income Statement - Three months and six months ended June 30, 2002

     Select Energy New York:
       Balance Sheet - As of June 30, 2002
       Income Statement - Three months and six months ended June 30, 2002

B.   Exhibits

Exhibit No.   Description
-----------   -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

              Ms. Louise E. Rickard
              Acting Executive Secretary
              Department of Public Utility Control
              10 Franklin Square
              New Britain, CT 06051

              Ms. Mary L. Cottrell, Secretary
              Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
              Boston, MA 02202

              Mr. Thomas B. Getz
              Executive Director and Secretary
              State of New Hampshire
              Public Utilities Commission
              8 Old Suncook Road, Building One
              Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2002
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                   $     315,329
  Accounts receivable from affiliated companies            102,005
  Special deposits                                          11,756
  Unrealized net gains on mark-to-market transactions       85,808
  Prepaid wholesale power purchases                         39,658
  Prepayments and other                                      5,819
                                                     -------------
                                                           560,375
                                                     -------------

Property, Plant and Equipment:
  Competitive energy                                        12,555
   Less: Accumulated provision for depreciation
     and amortization                                        5,329
                                                     -------------
                                                             7,226
  Construction work in progress                              1,343
                                                     -------------
                                                             8,569
                                                     -------------
Deferred Debits and Other Assets:
  Intangibles, net                                          19,340
  Accumulated deferred income taxes                          6,516
  Prepaid pensions                                           2,516
  Other                                                     39,280
                                                     -------------
                                                            67,652
                                                     -------------
Total Assets                                         $     636,596
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)


                                                        June 30,
                                                          2002
                                                     -------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $     103,400
  Accounts payable                                         323,199
  Accounts payable to affiliated companies                   8,814
  Accrued taxes                                              7,914
  Other                                                     34,440
                                                     -------------
                                                           477,767
                                                     -------------

Deferred Credits and Other Liabilities                      98,779
                                                     -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                               249,400
    Accumulated deficit                                   (188,354)
    Accumulated other comprehensive loss                      (996)
                                                     -------------
  Common Stockholder's Equity                               60,050
                                                     -------------
Total Capitalization                                        60,050
                                                     -------------
Total Liabilities and Capitalization                 $     636,596
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)



                                             Three Months      Six Months
                                                 Ended            Ended
                                               June 30,         June 30,
                                                 2002             2002
                                            -------------    -------------
                                               (Thousands of Dollars)


Operating Revenues                          $     748,267    $   1,667,002
                                            -------------    -------------
Operating Expenses:
  Purchased power, net interchange
    power and capacity                            756,610        1,692,746
  Other                                            18,249           46,851
  Depreciation and amortization                     2,233            3,965
  Taxes other than income taxes                     1,968            3,706
                                            -------------    -------------
       Total operating expenses                   779,060        1,747,268
                                            -------------    -------------
Operating Loss                                    (30,793)         (80,266)
Other Income, Net                                     138            5,867
                                            -------------    -------------
Loss Before Interest Expense and
  Income Tax Benefit                              (30,655)        (74,399)
Interest Expense, Net                               1,146           2,501
                                            -------------    -------------
Loss Before Income Tax Benefit                    (31,801)        (76,900)
Income Tax Benefit                                (12,503)        (32,448)
                                            -------------    -------------
Net Loss                                    $     (19,298)   $    (44,452)
                                            =============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2002
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------

Current Assets:
  Cash                                            $           1
  Receivables, net                                        4,091
  Accounts receivable from affiliated companies           1,975
  Unbilled revenues                                       6,079
  Fuel, materials and supplies, at average cost             496
  Prepayments and other                                   2,251
                                                  -------------
                                                         14,893
                                                  -------------

Property, Plant and Equipment:
  Competitive Energy                                      1,594
    Less: Accumulated provision for depreciation            785
                                                  -------------
                                                            809
  Construction work in progress                           1,528
                                                  -------------
                                                          2,337
                                                  -------------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                         433
  Other                                                  16,155
                                                  -------------
                                                         16,588
                                                  -------------
Total Assets                                      $      33,818
                                                  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                     June 30,
                                                       2002
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies           $      15,800
  Accounts payable                                        1,088
  Accounts payable to affiliated companies                2,612
  Accrued taxes                                           1,116
  Other                                                      69
                                                  -------------
                                                         20,685
                                                  -------------

Deferred Credits and Other Liabilities                      406
                                                  -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                 -
    Capital surplus, paid in                             10,348
    Retained earnings                                     2,379
                                                  -------------
  Common Stockholder's Equity                            12,727
                                                  -------------
Total Capitalization                                     12,727
                                                  -------------
Total Liabilities and Capitalization              $      33,818
                                                  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months     Six Months
                                                 Ended           Ended
                                               June 30,        June 30,
                                                 2002            2002
                                            -------------    -------------
                                               (Thousands of Dollars)


Operating Revenues                          $      14,881    $      28,465
                                            -------------    -------------

Operating Expenses:
    Operating                                         528              864
    Other                                          11,896           22,383
  Maintenance                                       3,438            6,865
  Depreciation                                         63               46
  Taxes other than income taxes                       422              996
                                            -------------    -------------
       Total operating expenses                    16,347           31,154
                                            -------------    -------------
Operating Loss                                     (1,466)          (2,689)
Other Income, Net                                     688              990
                                            -------------    -------------
Loss Before Interest Expense and Income
  Tax Benefit                                        (778)          (1,699)
Interest Expense, Net                                  28              144
                                            -------------    -------------
Loss Before Income Tax Benefit                       (806)          (1,843)
Income Tax Benefit                                   (418)            (989)
                                            -------------    -------------
Net Loss                                    $        (388)   $        (854)
                                            =============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                    June 30,
                                                      2002
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------

Current Assets:
  Cash                                           $         165
  Receivables, net                                      14,532
  Accounts receivable from affiliated companies             11
  Materials and supplies, at average cost                  322
  Prepayments and other                                    340
                                                 -------------
                                                        15,370
                                                 -------------

Property, Plant and Equipment:
  Competitive Energy                                     5,851
    Less: Accumulated provision for depreciation         3,416
                                                 -------------
                                                         2,435
                                                 -------------

Deferred Debits and Other Assets:
  Goodwill                                              17,260
  Other                                                     54
                                                 -------------
                                                        17,314
                                                 -------------
Total Assets                                     $      35,119
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2002
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                               $       4,361
  Accounts payable to affiliated companies              10,382
  Accrued taxes                                          1,328
  Other                                                  1,670
                                                 -------------
                                                        17,741
                                                 -------------

Deferred Credits and Other Liabilities:
  Deferred taxes                                           418
  Other                                                    907
                                                 -------------
                                                         1,325
                                                 -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                -
    Capital surplus, paid in                            14,910
    Retained earnings                                    1,143
                                                 -------------
  Common Stockholder's Equity                           16,053
                                                 -------------
Total Capitalization                                    16,053
                                                 -------------
Total Liabilities and Capitalization             $      35,119
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                  Three Months     Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2002            2002
                                                 -------------    -------------
                                                     (Thousands of Dollars)


Operating Revenues                               $      16,086    $      29,992
                                                 -------------    -------------

Operating Expenses:
  Operation                                             14,844           28,184
  Maintenance                                              125              230
  Depreciation and amortization                            283              566
  Taxes other than income taxes                             76              189
  Loss on disposition of property                           15               16
                                                 -------------    -------------
       Total operating expenses                         15,343           29,185
                                                 -------------    -------------
Operating Income                                           743              807
Other Income, Net                                            2                5
                                                 -------------    -------------
Income Before Interest and Income Tax Expense              745              812
Interest Expense, Net                                       63              127
                                                 -------------    -------------
Income Before Income Tax Expense                           682              685
Income Tax Expense                                         271              284
                                                 -------------    -------------
Net Income                                       $         411    $         401
                                                 =============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2002
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------

Current Assets:
  Cash                                           $           6
  Receivables, net                                          92
                                                 -------------
                                                            98
                                                 -------------
Property, Plant and Equipment:
  Organization costs, net                                  247
                                                 -------------
Total Assets                                     $         345
                                                 =============


LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                               $          92
  Accounts payable to affiliated companies                 295
                                                 -------------
                                                           387
Capitalization:                                  -------------
  Common Stockholder's Equity:
    Common stock, $0 par value - 200 shares
      authorized and 100 shares outstanding                  4
    Capital surplus, paid in                                 3
    Accumulated deficit                                    (49)
                                                 -------------
  Common Stockholder's Equity                              (42)
                                                 -------------
Total Capitalization                                       (42)
                                                 -------------
Total Liabilities and Capitalization             $         345
                                                 =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                      Three Months     Six Months
                                          Ended           Ended
                                        June 30,        June 30,
                                          2002            2002
                                     -------------   -------------
                                         (Thousands of Dollars)


Operating Revenues                   $         251   $         473
Operating Expenses                             251             473
                                     -------------   -------------
Net Income                           $         -     $         -
                                     =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                    June 30,
                                                      2002
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------

Current Assets:
  Cash                                           $       2,892
  Receivables, net                                         876
                                                 -------------
                                                         3,768
                                                 -------------
Property, Plant and Equipment:
  Contracts receivable                                  25,782
  Other, net                                               625
                                                 -------------
                                                        26,407
                                                 -------------
Total Assets                                     $      30,175
                                                 =============



LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies       $       3,422
  Accrued interest                                         732
  Other                                                    378
                                                 -------------
    Total current liabilities                            4,532
                                                 -------------

Capitalization:
  Long-Term Debt                                        25,494
                                                 -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                           -
    Retained earnings                                      149
                                                 -------------
  Common Stockholder's Equity                              149
                                                 -------------
Total Capitalization                                    25,643
                                                 -------------
Total Liabilities and Capitalization             $      30,175
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months     Six Months
                                                 Ended           Ended
                                               June 30,        June 30,
                                                 2002            2002
                                            -------------   -------------
                                                (Thousands of Dollars)


Other Income, Net                           $         492   $         993
Interest Expense, Net                                 494             994
                                            -------------   -------------
Loss Before Income Tax Expense                         (2)             (1)
Income Tax Expense                                     35              75
                                            -------------   -------------
Net Loss                                    $         (37)  $         (76)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2002
                                                 -------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------

Current Assets:
  Cash                                           $         102
  Taxes receivable                                         516
                                                 -------------
                                                           618
                                                 -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                      1,399
  Other                                                  5,549
                                                 -------------
                                                         6,948
                                                 -------------
Total Assets                                     $       7,566
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2002
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies          $       1,362
  Accounts payable                                         100
  Accounts payable to affiliated companies                   6
                                                 -------------
                                                         1,468
                                                 -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
      authorized and 200 shares outstanding                  1
    Capital surplus, paid in                             7,881
    Accumulated deficit                                 (1,784)
                                                 -------------
  Common Stockholder's Equity                            6,098
                                                 -------------
Total Capitalization                                     6,098
                                                 -------------
Total Liabilities and Capitalization             $       7,566
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                Three Months     Six Months
                                                    Ended           Ended
                                                  June 30,        June 30,
                                                    2002            2002
                                               --------------   ------------
                                                    (Thousands of Dollars)


Operating Revenues                             $        (121)   $        546
Operating Expenses                                       (53)            734
                                               -------------    ------------
Operating Loss                                           (68)           (188)
Interest Expense, Net                                      5              54
                                               -------------    ------------
Loss Before Income Tax Benefit                           (73)           (242)
Income Tax Benefit                                       (42)           (109)
                                               -------------    ------------
Net Loss                                       $         (31)   $       (133)
                                               =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2002
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                   $      10,594
  Accounts receivable from affiliated companies                649
  Unbilled revenues                                          2,413
  Materials and supplies, at average cost                      103
                                                     -------------
                                                            13,759
                                                     -------------
Property, Plant and Equipment:
  Competitive Energy                                           671
   Less: Accumulated provision for depreciation                140
                                                     -------------
                                                               531
                                                     -------------
Deferred Debits and Other Assets:
  Goodwill                                                   6,963
  Other                                                         37
                                                     -------------
                                                             7,000
                                                     -------------
Total Assets                                         $      21,290
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2002
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from NGS, non-interest bearing             $       2,948
  Accounts payable                                           2,798
  Accounts payable to affiliated companies                       8
  Accrued taxes                                              1,641
  Other                                                      1,024
                                                     -------------
                                                             8,419
                                                     -------------

Deferred Credits and Other Liabilities                         711
                                                     -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 7,539
    Retained earnings                                        4,621
                                                     -------------
  Common Stockholder's Equity                               12,160
                                                     -------------
Total Capitalization                                        12,160
                                                     -------------
Total Liabilities and Capitalization                 $      21,290
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                             Three Months      Six Months
                                                 Ended            Ended
                                               June 30,         June 30,
                                                 2002             2002
                                            -------------     ------------
                                                 (Thousands of Dollars)

Operating Revenues                          $      16,433     $     30,228
                                            -------------     ------------
Operating Expenses:
  Operating                                           374              656
  Maintenance                                      15,018           28,001
  Depreciation                                         31               59
                                            -------------     ------------
       Total operating expenses                    15,423           28,716
                                            -------------     ------------
Operating Income                                    1,010            1,512
Other Income, Net                                     125              296
                                            -------------     ------------
Income Before Income Tax Expense                    1,135            1,808
Income Tax Expense                                    358              593
                                            -------------     ------------
Net Income                                  $         777     $      1,215
                                            =============     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2002
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------

Current Assets:
  Cash                                            $          10
  Taxes Receivable                                            1
                                                  -------------
Total Assets                                      $          11
                                                  =============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies        $           3
                                                  -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
      authorized and 100 shares outstanding                 -
    Capital surplus, paid in                                 10
    Accumulated deficit                                      (2)
                                                  -------------
  Common Stockholder's Equity                                 8
                                                  -------------
Total Capitalization                                          8
                                                  -------------
Total Liabilities and Capitalization              $          11
                                                  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months      Six Months
                                                 Ended           Ended
                                               June 30,         June 30,
                                                 2002             2002
                                            --------------    ------------
                                                (Thousands of Dollars)


Operating Revenues                          $         -     $        -
Operating Expenses                                      1              1
                                            -------------   -------------
Operating Loss                                         (1)            (1)
Income Tax Benefit                                     (1)           -
                                            -------------   -------------
Net Loss                                    $         -     $         (1)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                            June 30,
                                                              2002
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Cash                                                   $       1,102
  Notes receivable from affiliated companies                   222,100
  Receivables, net                                                 532
  Accounts receivable from affiliated companies                  2,324
  Prepayments and other                                          1,070
                                                         -------------
                                                               227,128
                                                         -------------
Other Property and Investment:
  Investments in subsidiary companies, at equity             2,386,552
  Investments in transmission companies, at equity              11,779
  Other                                                             14
                                                         -------------
                                                             2,398,345
                                                         -------------

Deferred Debits and Other Assets                                 6,081
                                                         -------------
Total Assets                                             $   2,631,554
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2002
                                                        -------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to bank                                 $      80,000
  Long-term debt - current portion                             23,000
  Accounts payable to affiliated companies                      1,507
  Accrued taxes                                                 1,966
  Accrued interest                                              5,889
  Other                                                        18,773
                                                        -------------
                                                              131,135
                                                        -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             5,533
  Other                                                           167
                                                        -------------
                                                                5,700
                                                        -------------
Capitalization:
  Long-Term Debt                                              351,000
                                                        -------------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 149,271,168 shares issued and
      129,773,079 shares outstanding                          746,356
    Capital surplus, paid in                                1,109,741
    Deferred contribution plan - employee stock
      ownership plan                                          (95,501)
    Retained earnings                                         678,593
    Accumulated other comprehensive income                      1,383
    Treasury stock                                           (296,853)
                                                        -------------
  Common Stockholder's Equity                               2,143,719
                                                        -------------
Total Capitalization                                        2,494,719
                                                        -------------
Total Liabilities and Capitalization                    $   2,631,554
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENT OF INCOME
(Unaudited)

                                                     Three Months     Six Months
                                                         Ended           Ended
                                                       June 30,        June 30,
                                                         2002            2002
                                                     ------------     -----------
                                                        (Thousands of Dollars)

<S
Operating Revenues                                  $         -     $         -
                                                    -------------   -------------
Operating Expenses:
  Operation expense                                         3,557           9,156
  Taxes other than income taxes                                 7              26
                                                    -------------   -------------
       Total operating expenses                             3,564           9,182
                                                    -------------   -------------
Operating Loss                                             (3,564)         (9,182)
                                                    -------------   -------------
Other Income:
  Equity in earnings of subsidiaries                       34,448          56,974
  Equity in earnings of transmission companies                486           1,220
  Other, net                                                2,703           5,121
                                                    -------------   -------------
       Other Income, Net                                   37,637          63,315
                                                    -------------   -------------
Income Before Interest and Income Tax Benefit              34,073          54,133
                                                    -------------   -------------
Interest Expense:
  Interest on long-term debt                                8,892          13,900
  Other interest                                              858           1,107
                                                    -------------   -------------
        Interest expense, net                               9,750          15,007
                                                    -------------   -------------
Income Before Income Tax Benefit                           24,323          39,126
Income Tax Benefit                                         (4,534)         (8,373)
                                                    -------------   -------------
Net Income for Common Shares                        $      28,857   $      47,499
                                                    =============   =============

Basic and Fully Diluted Earnings Per Common Share   $        0.22   $        0.37
                                                    =============   =============
Basic Common Shares Outstanding (average)             129,504,005     129,590,899
                                                    =============   =============
Fully Diluted Common Shares Outstanding (average)     129,754,946     129,871,495
                                                    =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                        June 30,
                                                          2002
                                                     -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                               $      19,411
  Receivables, net                                          36,267
  Accounts receivable from affiliated companies                377
  Special deposits                                           2,363
  Unrealized net gains on mark-to-market transactions        2,629
  Prepayments and other                                     13,995
                                                     -------------
                                                            75,042
                                                     -------------
Property Plant and Equipment:
  Competitive energy                                         2,255
   Less: Accumulated provision for depreciation
         and amortization                                    2,104
                                                     -------------
                                                               151
                                                     -------------

Deferred Debits and Other Assets                             3,515
                                                     -------------
Total Assets                                         $      78,708
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                        June 30,
                                                          2002
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Accounts payable                                   $      26,957
  Accounts payable to affiliated companies                     486
  Accrued taxes                                              2,122
  Other                                                      2,976
                                                     -------------
                                                            32,541
                                                     -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            600
  Other                                                         14
                                                     -------------
                                                               614
                                                     -------------

Capitalization:
  Long-Term Debt                                            26,699
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                             10
    Capital surplus, paid in                                10,210
    Retained earnings                                        8,634
                                                     -------------
  Common Stockholder's Equity                               18,854
                                                     -------------
Total Capitalization                                        45,553
                                                     -------------
Total Liabilities and Capitalization                 $      78,708
                                                     =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)


                                                 Three Months     Six Months
                                                     Ended           Ended
                                                   June 30,        June 30,
                                                     2002            2002
                                                --------------  -------------
                                                   (Thousands of Dollars)


Operating Revenues                              $      64,844   $     135,127
                                                -------------   -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                  62,398         120,180
  Other                                                 2,030           4,388
                                                -------------   -------------
       Total operating expenses                        64,428         124,568
                                                -------------   -------------
Operating Income                                          416          10,559
Other Income, Net                                          86              81
                                                -------------   -------------
Income Before Interest and Income Tax Expense             502          10,640
Interest Expense, Net                                     191             388
                                                -------------   -------------
Income Before Income Tax Expense                          311          10,252
Income Tax Expense                                        125           4,312
                                                -------------   -------------
Net Income                                      $         186   $       5,940
                                                =============   =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                     June 30,
                                                       2002
                                                  -------------
                                                    (Thousands
                                                    of Dollars)

ASSETS
------

Current Assets:
  Cash                                            $           1
                                                  -------------
                                                              1
                                                  -------------
Total Assets                                      $           1
                                                  =============

LIABILITIES AND CAPITALIZATION
------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                      $          10
    Accumulated deficit                                      (9)
                                                  -------------
  Common Stockholder's Equity                                 1
                                                  -------------
Total Capitalization                                          1
                                                  -------------
Total Liabilities and Capitalization              $           1
                                                  =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)



                                             Three Months     Six Months
                                                 Ended          Ended
                                               June 30,       June 30,
                                                 2002            2002
                                             -------------   ------------
                                                (Thousands of Dollars)


Operating Revenues                           $        -      $        -
                                             ------------    ------------

Operating Expenses:
  Other                                               -              -
                                             ------------    ------------
       Total operating expenses                       -              -
                                             ------------    ------------
Net Income                                   $        -      $       -
                                             ============    ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



                             Northeast Utilities
                             Select Energy, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center, LLC
                            ERI/HEC EFA-Med, LLC
                       Yankee Energy Services Company
                             R.M. Services, Inc.
                           Acumentrics Corporation
                        Select Energy New York, Inc.

Notes to Financial Statements (Unaudited)

1. About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production of electric power. A sixth wholly owned subsidiary, Yankee Energy System, Inc. (Yankee) is the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), and its subsidiary Select Energy New York, (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (SESI), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna
Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. On September 26,
2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Yankee maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and owns 10 percent of the voting securities of R.M. Services, Inc. (R.M. Services).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, R.M. Services and Acumentrics, are "energy-related companies" under Rule 58.

2. About Select Energy

Select Energy is an integrated energy business that buys, markets, sells, and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3. About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4. About Boulos

Boulos is an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts, New Hampshire, and Vermont. Boulos is wholly owned by NGS.

5. About NGS Mechanical

NGS Mechanical was formed to provide mechanical services initially in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

6. About Select Energy Contracting

Select Energy Contracting designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

8. About HEC/Tobyhanna

HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

10. About ERI/HEC

ERI/HEC has an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

11. About YESCO

YESCO is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

12. About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States. Yankee owns 10 percent of the voting securities of R.M. Services.

13. About Acumentrics

NUEI owns 5 percent of the voting securities of Acumentrics. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

14. About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

15. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17. New Accounting Standard

In June 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," requiring energy trading companies to classify revenues and expenses associated with certain energy trading contracts on a net basis within revenues, rather than recording the gross revenues and expenses. The application of this consensus will be retroactive to all periods presented but will have no effect on net income. NU will adopt EITF Issue No. 02-3 in the third quarter of 2002. As a result, NU now estimates that Select Energy's and SENY's revenues and expenses will be reduced significantly from the amounts reflected in the accompanying Select Energy and SENY income statements.

18. Market Risk and Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and engages in energy trading and marketing activities. Select Energy manages its exposure to risk from its contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeastern United States, Select Energy and SENY conduct commodity-trading activities in electricity and its related products, natural gas and oil, and therefore, experiences net open positions. Select Energy and SENY manage these open positions with strict policies which limit their exposure to market risk and require daily reporting to management of potential financial exposure. Under Emerging Issues Task Force Issue No. 98-10, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the consolidated income statements as purchased power, net interchange power and capacity and in the consolidated balance sheet as unrealized net gains on mark-to-market transactions. The net mark-to-market position at June 30, 2002 had asset values of $85.8 million for Select Energy and $2.6 million for SENY. These amounts include intercompany transactions of $12.9 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market based on closing exchange prices.

As of June 30, 2002, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $2.4 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the aforementioned sensitivity analysis.

Commodity Price Risk - Nontrading Derivative Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading derivatives and electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of June 30, 2002, an unfavorable 10 percent change in market price would have resulted in a decline in fair value of approximately $18 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading derivatives contracts on June 30, 2002, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy has hedged its gas supply risk under these agreements through New York Mercantile Exchange (NYMEX) contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which also extend through 2004. As of June 30, 2002, the NYMEX contracts had a notional value of $58.2 million and a mark-to-market asset value of $1.4 million.

19. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.



                 QUARTERLY REPORT OF NORTHEAST UTILITIES

                          SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



       NORTHEAST UTILITIES
       -------------------
       (Registered Holding Company)



       By:  /s/ John P. Stack
            ------------------------------
            (Signature of Signing Officer)



            John P. Stack
            ----------------------------------------
            Vice President-Accounting and Controller
            ----------------------------------------
            Date:  August 27, 2002
            ----------------------------------------